# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Chime Financial, Inc., CIK 0001795586
CUSIP: 16935C109
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 101 California Street, Suite 500, San Francisco, California (CA), 94111
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001740858

## Reporting persons
- DST Global Advisors Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 52,268,715; shared voting power 0; sole dispositive power 52,268,715; shared dispositive power 0; aggregate amount beneficially owned 52,268,715 (15.7% of the class)
  Comment: * The percentage is calculated based on 332,239,249 shares of Class A common stock, par value $0.0001 per share, of the Issuer ("Class A Common Stock"), reported to be outstanding in the Issuer's Form 424(b)(4) filed with the Securities and Exchange Commission on June 12, 2025.
- DST Managers VI Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 40,773,003; shared voting power 0; sole dispositive power 40,773,003; shared dispositive power 0; aggregate amount beneficially owned 40,773,003 (12.3% of the class)
  Comment: * The percentage is calculated based on 332,239,249 shares of Class A Common Stock, reported to be outstanding in the Issuer's Form 424(b)(4) filed with the Securities and Exchange Commission on June 12, 2025.
- DST Managers VII Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 11,495,712; shared voting power 0; sole dispositive power 11,495,712; shared dispositive power 0; aggregate amount beneficially owned 11,495,712 (3.5% of the class)
  Comment: * The percentage is calculated based on 332,239,249 shares of Class A Common Stock, reported to be outstanding in the Issuer's Form 424(b)(4) filed with the Securities and Exchange Commission on June 12, 2025.
- DST Global VI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 23,924,810; shared voting power 0; sole dispositive power 23,924,810; shared dispositive power 0; aggregate amount beneficially owned 23,924,810 (7.2% of the class)
  Comment: * The percentage is calculated based on 332,239,249 shares of Class A Common Stock, reported to be outstanding in the Issuer's Form 424(b)(4) filed with the Securities and Exchange Commission on June 12, 2025.
- DST Investments XXI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 12,291,630; shared voting power 0; sole dispositive power 12,291,630; shared dispositive power 0; aggregate amount beneficially owned 12,291,630 (3.7% of the class)
  Comment: * The percentage is calculated based on 332,239,249 shares of Class A Common Stock, reported to be outstanding in the Issuer's Form 424(b)(4) filed with the Securities and Exchange Commission on June 12, 2025.
- DSTG VI Investments, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 2,063,270; shared voting power 0; sole dispositive power 2,063,270; shared dispositive power 0; aggregate amount beneficially owned 2,063,270 (0.6% of the class)
  Comment: * The percentage is calculated based on 332,239,249 shares of Class A Common Stock, reported to be outstanding in the Issuer's Form 424(b)(4) filed with the Securities and Exchange Commission on June 12, 2025.
- DSTG VI Investments-A, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 2,493,293; shared voting power 0; sole dispositive power 2,493,293; shared dispositive power 0; aggregate amount beneficially owned 2,493,293 (0.8% of the class)
  Comment: * The percentage is calculated based on 332,239,249 shares of Class A Common Stock, reported to be outstanding in the Issuer's Form 424(b)(4) filed with the Securities and Exchange Commission on June 12, 2025.
- DST Global VII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 7,241,423; shared voting power 0; sole dispositive power 7,241,423; shared dispositive power 0; aggregate amount beneficially owned 7,241,423 (2.2% of the class)
  Comment: * The percentage is calculated based on 332,239,249 shares of Class A Common Stock, reported to be outstanding in the Issuer's Form 424(b)(4) filed with the Securities and Exchange Commission on June 12, 2025.
- DSTG VII Investments-1, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 3,765,541; shared voting power 0; sole dispositive power 3,765,541; shared dispositive power 0; aggregate amount beneficially owned 3,765,541 (1.1% of the class)
  Comment: * The percentage is calculated based on 332,239,249 shares of Class A Common Stock, reported to be outstanding in the Issuer's Form 424(b)(4) filed with the Securities and Exchange Commission on June 12, 2025.
- DSTG VII Investments-4, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 488,748; shared voting power 0; sole dispositive power 488,748; shared dispositive power 0; aggregate amount beneficially owned 488,748 (0.1% of the class)
  Comment: * The percentage is calculated based on 332,239,249 shares of Class A Common Stock, reported to be outstanding in the Issuer's Form 424(b)(4) filed with the Securities and Exchange Commission on June 12, 2025.
- Galileo (PTC) Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 52,268,715; shared voting power 0; sole dispositive power 52,268,715; shared dispositive power 0; aggregate amount beneficially owned 52,268,715 (15.7% of the class)
  Comment: * The percentage is calculated based on 332,239,249 shares of Class A Common Stock, reported to be outstanding in the Issuer's Form 424(b)(4) filed with the Securities and Exchange Commission on June 12, 2025.
- Cardew Services Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 52,268,715; shared voting power 0; sole dispositive power 52,268,715; shared dispositive power 0; aggregate amount beneficially owned 52,268,715 (15.7% of the class)
  Comment: * The percentage is calculated based on 332,239,249 shares of Class A Common Stock, reported to be outstanding in the Issuer's Form 424(b)(4) filed with the Securities and Exchange Commission on June 12, 2025.
- Despoina Zinonos: type of reporting person: individual (IN); citizenship or place of organization: Cyprus (G4); sole voting power 52,268,715; shared voting power 0; sole dispositive power 52,268,715; shared dispositive power 0; aggregate amount beneficially owned 52,268,715 (15.7% of the class)
  Comment: * The percentage is calculated based on 332,239,249 shares of Class A Common Stock, reported to be outstanding in the Issuer's Form 424(b)(4) filed with the Securities and Exchange Commission on June 12, 2025.

## Item 1. Issuer
Name of issuer: Chime Financial, Inc.
Address of issuer's principal executive offices: 101 California Street, Suite 500, San Francisco, CA 94111

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:
i. DST Global Advisors Ltd
ii. DST Managers VI Ltd
iii. DST Managers VII Ltd
iv. DST Global VI, L.P.
v. DST Investments XXI, L.P.
vi. DSTG VI Investments, L.P.
vii. DSTG VI Investments-A, L.P.
viii. DST Global VII, L.P.
ix. DSTG VII Investments-1, L.P.
x. DSTG VII Investments-4, L.P.
xi. Galileo (PTC) Ltd
xii. Cardew Services Ltd
xiii. Despoina Zinonos

DST Managers VI Ltd is the general partner of each of DST Global VI, L.P., DST Investments XXI, L.P., DSTG VI Investments, L.P. and DSTG VI Investments-A, L.P. (collectively, the "DSTG VI Funds") and, as such, may be deemed to beneficially own the shares held by the DSTG VI Funds. DST Managers VII Ltd is the general partner of each of DST Global VII, L.P., DSTG VII Investments-1, L.P. and DSTG VII Investments-4, L.P. (collectively, the "DSTG VII Funds", and together with the DSTG VI Funds, the "DSTG Funds") and, as such, may be deemed to beneficially own the shares owned by the DSTG VII Funds. DST Global Advisors Ltd wholly owns DST Managers VI Ltd and DST Managers VII Ltd and, as such, may be deemed to beneficially own the shares that DST Managers VI Ltd and DST Managers VII Ltd may be deemed to beneficially own as described above. Cardew Services Limited wholly owns DST Global Advisors Limited and, as such, may be deemed to beneficially own the shares beneficially owned by DST Global Advisors Limited. Galileo (PTC) Limited wholly owns Cardew Services Limited and, as such, may be deemed to beneficially own the shares beneficially owned by Cardew Services Limited. Despoina Zinonos, as the sole equity owner of Galileo (PTC) Limited, has voting and dispositive power over the shares held by the DSTG Funds.
Address of principal business office or, if none, residence:
The address of the principal business office of each of the following Reporting Persons is C/O Trident Trust Company (B.V.I.), Ltd., Trident Chambers, P.O. BOX 146, Road Town, Tortola, Virgin Islands, British, VG1110:

1. DST Global Advisors Ltd
2. Galileo (PTC) Ltd
3. Cardew Services Ltd
4. Despoina Zinonos

The address of the principal business office of each of the following Reporting Persons is C/O Trident Trust Company (Cayman) Limited, One Capital Place, P.O. Box 847, Grand Cayman, KY1-1103, Cayman Islands:

1. DST Managers VI Ltd
2. DST Managers VII Ltd
3. DST Global VI, L.P.
4. DST Investments XXI, L.P.
5. DSTG VI Investments, L.P.
6. DSTG VI Investments-A, L.P.
7. DST Global VII, L.P.
8. DSTG VII Investments-1, L.P.
9. DSTG VII Investments-4, L.P.
Citizenship: See Item 4 of the cover page for each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Items 5-11 of the cover page for each Reporting Person.
Percent of class: See Items 5-11 of the cover page for each Reporting Person.
Sole power to vote or to direct the vote: See Items 5-11 of the cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Items 5-11 of the cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Items 5-11 of the cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Items 5-11 of the cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- DST Global Advisors Ltd: /s/ Despoina Zinonos, Despoina Zinonos, President (08/14/2025)
- DST Managers VI Ltd: /s/ Despoina Zinonos, Despoina Zinonos, President (08/14/2025)
- DST Managers VII Ltd: /s/ Despoina Zinonos, Despoina Zinonos, President (08/14/2025)
- DST Global VI, L.P.: By: DST Managers VI Ltd, its General Partner By: /s/ Despoina Zinonos, Despoina Zinonos, President (08/14/2025)
- DST Investments XXI, L.P.: By: DST Managers VI Ltd, its General Partner By: /s/ Despoina Zinonos, Despoina Zinonos, President (08/14/2025)
- DSTG VI Investments, L.P.: By: DST Managers VI Ltd, its General Partner By: /s/ Despoina Zinonos, Despoina Zinonos, President (08/14/2025)
- DSTG VI Investments-A, L.P.: By: DST Managers VI Ltd, its General Partner By: /s/ Despoina Zinonos, Despoina Zinonos, President (08/14/2025)
- DST Global VII, L.P.: By: DST Managers VII Ltd, its General Partner By: /s/ Despoina Zinonos, Despoina Zinonos, President (08/14/2025)
- DSTG VII Investments-1, L.P.: By: DST Managers VII Ltd, its General Partner By: /s/ Despoina Zinonos, Despoina Zinonos, President (08/14/2025)
- DSTG VII Investments-4, L.P.: By: DST Managers VII Ltd, its General Partner By: /s/ Despoina Zinonos, Despoina Zinonos, President (08/14/2025)
- Galileo (PTC) Ltd: /s/ Despoina Zinonos, Despoina Zinonos, President (08/14/2025)
- Cardew Services Ltd: /s/ Despoina Zinonos, Despoina Zinonos, President (08/14/2025)
- Despoina Zinonos: /s/ Despoina Zinonos, Despoina Zinonos (08/14/2025)